Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

July 20, 2021

Filed via EDGAR

Ms. Jaea Hahn, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Amendment to Delaware Floating Rate Fund on Form N-1A
(File Nos. 002-37707/811-02071)

Dear Ms. Hahn:
On behalf of Delaware Floating Rate Fund (the “Fund”), a series of Delaware Group Income Funds, submitted herewith via EDGAR are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the amendment to the Fund’s registration statement on Form N-1A (the “Amendment”).  The Amendment was filed in order to register a new R6 Class of the Fund.
 Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

1.
Comment: In the first sentence under “What are the Fund’s fees and expenses?” in the Fund’s Prospectus on page 1, change the reference to “if you buy and hold shares of the Fund” to “if you buy, hold, and sell shares of the Fund”.

Response: The requested changes will be made.
2.	Comment: Please provide completed fee table and expense example in correspondence.
Response: The final fee table and expense example are as follows:

Shareholder fees (fees paid directly from your investment)
	Class A	C	R	Inst.	R6
Maximum sales charge (load) imposed on purchases as a percentage of offering price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2.75%	none	none	none	none
Maximum contingent deferred sales charge (load) as a percentage of original purchase price or redemption price, whichever is lower . . . . . . . . . .	none	1.00%[1]	none	none	none
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	C	R	Inst.	R6
Management fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.50%	0.50%	0.50%	0.50%	0.50%
Distribution and service (12b-1) fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25%	1.00%	0.50%	none	none
Other expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.30%	0.30%	0.30%	0.30%	0.23%[2]
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.05%	1.80%	1.30%	0.80%	0.73%
Fee waivers and expense reimbursements . . . . . . . . . . . . . . . . . . . . . . . . . .	(0.11%)[3]	(0.11%)[3]	(0.11%)[3]	(0.11%)[3]	(0.11%)[3]
Total annual fund operating expenses after fee waivers and expensereimbursements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.94%	1.69%	1.19%	0.69%	0.62%
1 Class C shares redeemed within one year of purchase are subject to a 1.00% contingent deferred sales charge (CDSC).
2 “Other expenses” account for Class R6 shares not being subject to certain expenses as described further in the section of the Prospectus entitled “Choosing a share class.”
3 The Fund’s investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses
(excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual fund operating expenses from exceeding
0.69% of the Fund’s average daily net assets for all classes other than Class R6, and 0.62% of the Fund’s Class R6 shares’ average daily net assets, from June 25, 2021 through Nov. 30, 2022. These waivers and reimbursements may only be terminated by agreement of the Manager and the Fund.

		(if not redeemed)
Class	A	C	C	R	Inst.	R6
1 year .......................................	$368	$172	$272	$121	$70	$63
3 years ......................................	$589	$556	$556	$401	$244	$222
5 years ......................................	$828	$965	$965	$702	$433	$395
10 years .....................................	$1,513	$2,107	$2,107	$1,558	$980	$896

3.	Comment: Please confirm that the expense waiver shown in the fee table will remain in place for one year after effective date of the Amendment.
Response: The Fund confirms that the expense waiver shown in the fee table will remain in place for one year after effective date of the Amendment.
4.
Comment: Given that up to 100% of the Fund’s total assets may be allocated to below-investment-grade securities, as described in the Fund’s Prospectus under “What are the Fund’s principal investment strategies?”, please explain how it is determined that the investment strategy is appropriate for the open-end structure. Please include general market data on the types of investments in which the Fund invests and information concerning relevant factors listed in Investment Company Liquidity Risk Management Programs, Release Nos. 33-10233; IC-32315 (Oct. 13, 2016), including the factors listed on pages 154-155.

Response: The Fund’s investment strategy is appropriate for the open-end structure. The Fund has adopted a Liquidity Risk Management Program as required by Rule 22e-4 under the Investment Company Act of 1940 and limits investments in illiquid investments to 15% or less of its net assets, as required. As a result, the Fund’s portfolio will primarily consist of liquid assets, including below-investment-grade securities.  In accordance with Rule 22e-4, the Fund must, taking into account relevant market, trading, and investment-specific considerations, classify each of its portfolio investments into one of four “buckets” (Highly Liquid, Moderately Liquid, Less Liquid and Illiquid Investments) based on the number of days in which the Fund reasonably expects the investment would be convertible to cash (or in the case of Less Liquid and Illiquid Investments, sold or disposed of) under current market conditions without significantly changing the investment’s market value. Below-investment-grade securities in the Fund (and all other Fund securities) will be classified accordingly, considering the following factors, among others: the Fund’s liquidity risk category, taking into account the Fund’s strategy and permitted investments; historical redemption patterns, both net of and excluding subscriptions; investor expectations in respect of liquidity management, and the split between investment assets and liquidity assets; and the impact of stressed or abnormal market conditions.
Most major dealers make active daily markets in these security types at bid/ask spreads that are supportive of market liquidity. Pursuant to this classification methodology, as of June 30, 2021, 3% of the Fund’s holdings were classified as Illiquid Investments. Accordingly, the Fund submits that a majority of the below-investment grade securities in which the Fund does or will invest will generally be considered liquid pursuant to Rule 22e-4. The Fund’s percentage of Illiquid Investments is monitored regularly.  In addition, in response to unfavorable market conditions, the Fund may make temporary investments in cash or cash equivalents or other high-quality, short-term instruments.
5.	Comment: Please clarify how the Fund defines emerging markets under the section of the Prospectus entitled “What are the Fund’s principal investment strategies?”
Response: Emerging market countries includes those currently considered to be developing or emerging countries by the World Bank, the United Nations, the countries’ governments, or in the judgement of the Fund’s investment manager, Delaware Management Company. The Fund will add a related reference to “What are the Fund’s principal investment strategies?” in its post-effective amendment for all classes in November, 2021.
6.
Comment: Please clarify whether the Fund’s investments are concentrated in any geographic region, country, sector, or industry under the section of the Prospectus entitled “What are the Fund’s principal investment strategies?”

Response: The Fund does not concentrate in any geographic region, country, sector, or industry. Therefore, the disclosure under the section of the Prospectus entitled “What are the Fund’s principal investment strategies?” is correct as is.
7.
Comment: Please clarify under the section of the Prospectus entitled “What are the Fund’s principal investment strategies?” how the Fund will calculate derivatives positions for purposes of the Fund’s 80% policy, including whether the derivatives will have characteristics like floating rate loans.

Response: The Fund does not use derivatives that have characteristics like floating rate loans or are considered floating rate loans for the sake of the Fund’s 80% policy. Therefore, the Fund commits to present to the Fund’s Board a reduction in the Fund’s ability to invest in derivatives from 50% to 20% and will make corresponding revisions within the related disclosure under “What are the Fund’s principal investment strategies?” in its post-effective amendment for all classes in November, 2021.
8.
Comment: Revise the descriptions of “Loans and other indebtedness risk” to reference the risks related to extended rate settlement. Disclose that leveraged loans typically have a long settlement period, so it can take a fund a long time to get money after selling the loans. Also disclose how the Fund would cover redemptions during the period.

Response: The Fund will add related references to the descriptions of “Loans and other indebtedness risk” in its post-effective amendment for all classes in November, 2021.
9.	Comment: Please update the returns in the bar chart and average annual total return table.

Response: The Fund planned to include up-to-date bar chart and return information in its post-effective amendment and commits to do so.
10.	Comment: The S&P/LSTA Leveraged Loan Index is not an adequate broad-based index. Please also add an appropriate broad-based benchmark index to the Fund’s average annual total return table.
Response: The Fund believes that the S&P/LSTA Leveraged Loan Index (the “Index”) is an appropriate broad-based index. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Fund notes that the Index is administered by S&P, an organization that is not an affiliated person of the Fund, the Fund’s investment adviser, or the Fund’s distributor. Accordingly, the Fund believes that the Index meets the definition of “appropriate broad-based securities market index” provided in Form N-1A.
Further, the SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including “the volatility, diversification of holdings, types of securities owned and objectives of the investment company.”1 The SEC has also noted that Form N-1A “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.”2 The SEC further elaborated on its views of what constitutes a broad-based index by noting what such an index is not, stating that an index is not “considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”3
The Fund believes that Form N-1A and previous SEC guidance establish that an appropriate broad-based index is an index that (a) is not composed of a particular industry or group of industries, (b) is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, and (c) is the index the fund believes best reflects the market in which it invests.
The Fund further notes that other registered funds disclose the Index as a “broad-based” (and the only) index in their applicable registration statements, including at least nine other floating rate funds similar to the Fund.
For all of the foregoing reasons, the Fund believes that the Index is a “broad-based” index in accordance with applicable SEC Guidance and fund industry practice and declines to add an additional benchmark to the Prospectus.
11.	Comment: On page 6 of the Fund’s Prospectus under the section entitled “Our principal investment strategies,” move the text in the first bulletpoint to an introductory paragraph.
Response: The Fund will create an introductory paragraph comprised of the following sentence in its post-effective amendment for all classes in November, 2021:

1 See Investment Company Act Rel. No. 7113 (Apr. 18, 1972).
2 See Investment Company Act Rel. No. 19382 (Apr. 6, 1993).
3 Id. at n. 21.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in floating rate loans and other floating rate debt securities (80% policy).
12.
Comment: In the section of the Prospectus entitled “Our principal investment strategies”, revise the sentence that states that the Fund may invest in loan participations. Per shareholder reports, the Fund invests primarily in loan participations and bank loans so please revise “may” accordingly.

Response: The Fund will not necessarily invest in loan participations, so the Fund believes that the use of “may” is appropriate. We do not believe that the Fund’s shareholder reports state anything to the contrary.
13.
Comment: In the section of the Fund’s Prospectus entitled “The securities in which the Fund typically invests,” the majority of the securities disclosed are fixed rate rather than floating rate. Please consider revising this section to better reflect the Fund’s principal investment strategy. Also please disclose whether the fixed rate securities disclosed in this section are included in the Fund’s 80% policy. If securities are not principal investment strategies of the Fund, please move them to a section that is labeled as non-principal.

Response: The Fund will make the requested revisions in its post-effective amendment for all classes in November, 2021.
14.
Comment: Collateralized mortgage obligations (CMOs) are included on page 8 of the Fund’s Prospectus under the section entitled “The securities in which the Fund typically invests.” Please discuss whether the Fund invests in lower-rated tranches and if so, disclose heightened related risks.

Response: The Fund does not currently invest in lower-rated tranches and will move the related CMO disclosure to its Statement of Additional Information in its post-effective amendment for all classes in November, 2021.
15.
Comment: Under “Bank loans and other indebtedness” in the section of the Fund’s Prospectus entitled “The securities in which the Fund typically invests,” disclose whether the Fund invests in covenant light loans, and if so, disclose heightened risk.

Response: The Fund does invest in covenant light loans and will add the following disclosure in its post-effective amendment for all classes in November, 2021:

The Fund invests in covenant light loans, which is a type of financing that is issued with fewer restrictions on the borrower and fewer protections for the lender.
----
A fund may experience relatively greater realized or unrealized losses or delays and expense in enforcing its rights with respect to loans with fewer restrictive covenants.
16.	Comment: If payment-in-kind bonds are principal investments for the Fund, please add the following to the related risk disclosure:
Higher yields and interest rates reflect payment deferral and increased credit risk. PIKs may have unreliable valuations because continuing accruals require continuing judgment about the collectability of deferred payments and the value of any associated credit deferral.

Interest payments deferred are subject to risks that borrowers may default when the deferred payments are due in cash at maturity. The required recognition of original issued discount including payment in kind interest for US federal income tax purposes may have a negative impact on liquidity because it represents a non-cash component of the Fund’s taxable income that must nevertheless be distributed in cash to investors to avoid being subject to corporate tax.
Response: Payment-in-kind bonds are not principal investments for the Fund and related references will be removed from the Prospectus in the post-effective amendment for all classes in November, 2021.
17.	Comment: In the section entitled “Other investment strategies” and elsewhere in the Fund’s Prospectus, consider moving non-principal investments to the Fund’s SAI.
Response: The Fund respectfully declines to move non-principal investments to the Fund’s SAI.
18.	Comment: Please account for the fact that junk bonds and loans that are included as “Other investments” but also principal investment strategies.
Response: The Fund’s principal investment strategy is investments in loans and junk bonds and accordingly, related references will be removed from “Other investments” in the post-effective amendment for all classes in November, 2021.
19.
Comment: On page 12 of the Fund’s Prospectus, under the section entitled “The risks of investing in the Fund,” tailor the description of Interest rate risk to focus on floating rate instruments, rather than fixed rate instruments. For example, consider disclosing that floating rate instruments are sensitive to prepayment risk and have greater risk of default.

Response: The Fund will make the requested revisions in its post-effective amendment for all classes in November, 2021.
20.
Comment: Please move the second paragraph related to junk bonds under “Credit risk” on page 12 of the Fund’s Prospectus, under the section entitled “The risks of investing in the Fund,” to instead be included under “High yield (junk bond) risk.”

Response: The Fund will make the requested revisions in its post-effective amendment for all classes in November, 2021.
21.
Comment: Address how the Fund intends to meet short term liquidity needs on page 13 of the Fund’s Prospectus, under the section entitled “The risks of investing in the Fund—Adjustable rate securities risk”.

Response: The Fund will make the requested revisions in its post-effective amendment for all classes in November, 2021.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s Taylor Brody
Taylor Brody